SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX:STVZF

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three months ended March 31, 2012. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2012 and 2011 and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”). The following should also be read in conjunction with the audited consolidated financial statements, the related MD&A and Annual Information Form for the year ended December 31, 2011, and all other disclosure documents of the Company. All amounts are stated in United States dollars unless otherwise indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The date of this MD&A is May 14, 2012. This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement” on page 16 of this MD&A is advised.

FIRST QUARTER HIGHLIGHTS

  Cash flow from operations before changes in working capital items of $12.2 million [$0.14 per share].

  Cash operating cost of $7.00 per silver equivalent ounce sold (Refer to Non-IFRS Performance Measures section).

  Total revenues of $19.6 million.

  Comprehensive earnings of $6.3 million [$0.07 per share] compared with a comprehensive loss of $2.8 million [($0.04) per share] for the three months ended March 31, 2011.

  Cash, cash equivalents and short term investments were $36.5 million at March 31, 2012, of which $1.5 million is designated cash.

  Santa Elena Mine operating statistics:

	Commercial	Commissioning	% Change
	Production	Phase
	Q1 2012	Q1 2011
Tonnes mined	1,702,754	657,378	159%
Waste / ore ratio	5.46	3.23	69%
Tonnes crushed and loaded on pad	264,977	207,951	27%
Average ore tonnes crushed per day	2,912	2,311	26%
Average silver ore grade (gpt) loaded on pad	41.67	34.07	22%
Average gold ore grade (gpt) loaded on pad	1.57	1.14	38%
Silver ounces delivered to pad	354,850	239,369	48%
Gold ounces delivered to pad	13,342	8,006	67%
Silver ounces sold	139,771	57,569	143%
Gold ounces sold	9,788	2,333	320%

  SilverCrest filed an NI43-101 Technical Report and initial resource estimation for its La Joya Property. The Company now has reported NI 43-101 compliant resources at the Santa Elena Mine, Cruz de Mayo property, and La Joya property in Mexico. The addition of the initial La Joya Inferred Resources of 101.9 million ounces silver equivalent resulted in corporate Inferred Resources increasing by 424% from 24.0 million to 126.0 million silver equivalent ounces.

  Announced the results of the first six holes from the Phase II estimated 80-hole drill program at La Joya. Drilling to date has extended the Main Mineralized Trend (“MMT”) an additional 500 meters to the northwest from the current resource area.

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (TSX-V:SVL OTCQX:STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, (“Santa Elena” or “Santa Elena Mine”), which is located 150 km northeast of Hermosillo, near Banamichi in the Sonora State of México. The Santa Elena Mine is a high-grade open pit, epithermal gold and silver producer, with an estimated life of mine cash cost of $8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

In 2009, the Company financed the construction of the Santa Elena Mine with a brokered private placement of CAD$6,325,000, a gold production contract with Sandstorm Gold Ltd. (”Sandstorm”) of $12,000,000 and a project loan with Macquarie Bank Limited (“MBL”) of $12,500,000. Construction was completed in September 2010. The capital construction cost of the fully financed project was approximately $20,000,000. The Santa Elena Mine commenced production on September 9, 2010, with the pouring of the first gold and silver dore bar. Commercial production was declared on July 13, 2011, with the second quarter of 2011 being the first period whereby revenues and expenses were presented in the consolidated financial statements.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

OVERVIEW OF THE BUSINESS (continued)

On April 12, 2011, the Company announced the results of a Preliminary Assessment (“PA”) NI 43-101 Technical Report that contemplates expanding production at Santa Elena to an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold over a 10-year mine life. This would be a 52% increase from the current production level. The estimated life of mine cash cost is $9.70 per ounce of silver equivalent.

The La Joya Property is comprised of 14 mineral concessions with a total area of approximately 8,379.6 hectares. The Company has an option to acquire a 100% interest in 10 contiguous mineral concessions (7 of which are known as the La Joya West concessions; and 3 of which are known as the La Joya East concessions) encompassing a total of approximately 1,633.5 hectares located approximately 75 kilometres southeast of the city of Durango, Mexico. The remaining 4 contiguous mineral concessions comprising the La Joya Property encompass a total of approximately 6,746.1 hectares, and were staked directly by the Company.

The Company’s other mineral properties include the Cruz de Mayo Project (Mexico), the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador).

SilverCrest has successfully transitioned from an exploration/development stage Company to a producer of gold and silver with a strong financial position, operational revenues and comprehensive earnings.

MILESTONES TARGETED FOR 2012

For 2012, SilverCrest’s immediate focus is to continue to efficiently operate its flagship Santa Elena open pit silver and gold mine, realize the full potential and value of the Santa Elena mine by diligently implementing the three year expansion plan to double metals production, and to rapidly advance the delineation of a large polymetallic deposit at the La Joya Property. The specific targets are expected to be as follows:

Santa Elena Open Pit Production

  Estimated annual production, 33,000 gold ounces and 435,000 silver ounces; (Q1 2012; 9,405 gold ounces and 134,528 silver ounces).
  Expected operating costs of $18.5 million; (Q1 2012; $4.49 million including inventory adjustment).
  Estimated cash operating cost of $8.20 per ounce silver equivalent sold (55:1 Ag:Au); (Q1 2012; $7.00 silver equivalent).
  Estimated sustaining capital expenditure of $1.5 million, reduced from $2.5 million; (Q1 2012; approx $220k incurred).
  Estimated operating cash flow in excess of $2 million per month, based on $1,600 per ounce of gold, $30 per ounce of silver; (Q1 2012; actual $4.06 million per month).

Santa Elena Expansion

  Collar underground decline in January, 2012; (achieved).
  Complete underground development, including main ramp and exploration drifts, of approximately 2,350meters; (commenced, Q1 2012; 200 metres).
  Secure long lead time items for mill and initiate tank fabrication; (commenced).
  Basic and detailed engineering for mill facility completed by Q1 2013; (commenced).
  Complete Pre-Feasibility Study on Cruz de Mayo satellite deposit as part of the Expansion Plan; (commenced).
  Complete Pre-Feasibility Study on Expansion Plan (underground and mill); (commenced).
  Drill Santa Elena at along strike and depth to expand underground resources; (commenced).
  Continue site exploration for further discoveries; (commenced).
  Budgeted capital expenditure for 2012 estimated at $20 million including expansion plan and exploration; (Q1 2012; approx $640k incurred).

La Joya Project

  Complete Phase II drilling program of approximately 80 holes: core (60) and reverse circulation (20) drill holes; (commenced, Q1 2012; 15 core holes).
  Explore the Coloradito, Esperanza and Santo Nino targets which are adjacent to the MMT; (commenced).
  Complete revised resource estimation using Phase II results by Q4 2012;
  $6 million budget for exploration through December 31, 2012. (Q1 2012; Phase II program approximately $1.21 million incurred).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

KEY PERFORMANCE INDICATORS

The financial performance of SilverCrest is dependent on the following key performance drivers:

  Adequate financing and investor support;
  Commodity prices and foreign exchange rates; and
  Production rates and operating costs at Santa Elena.

Adequate financing and investor support

Historically, the major sources of liquidity have been the capital markets and project financing. With proceeds from the sale of silver and gold from the Santa Elena project and the May 2011 bought deal financing of CAD$30 million, SilverCrest expects to be able to meet its financial commitments and requirements for the coming year.

Commodity prices and foreign exchange rates

Commodity prices and exchange rates are largely outside the control of SilverCrest but may impact the long term viability of exploration projects, current operations and the financial position of the Company.

Production rates and operating costs at Santa Elena

The profitability and operating cash flow at Santa Elena are affected by numerous factors, including but not limited to, the tonnes and grade mined, the amount of metals produced, the level of operating costs, and general and administrative costs. SilverCrest believes the right team is in place to manage these risks, but many factors affecting these risks are beyond the Company’s control.

RESULTS OF OPERATIONS

Three months ended March 31,	2012	2011

Revenues (1)
Silver revenue	4,699,470	-
Gold revenue - cash basis	13,077,221
	17,776,691	-
Gold revenue - non cash
- adjustment to market s pot price	1,088,230	-
- amortiza tion of deferred revenue	734,649	-
Revenues reported	19,599,570	-

Cost of sales	4,491,131	-
Depletion, depreciation and accretion	1,483,841	-
Mine operating earnings	13,624,598	-

Income (expenses)
General a nd a dministrative	(1,172,197)	(619,424)
Share-based compensation	(331,139)	(206,980)
Foreign exchange gain (loss)	241,321	(149,058)
Interest income	75,693	14,153
Loss on derivative instruments	(2,642,756)	(2,398,952)
	(3,829,078)	(3,360,261)
Income (loss) before taxes	9,795,520	(3,360,261)

Taxes
Income tax expense	(3,725,000)	-
Net income (loss)	6,070,520	(3,360,261)

Other comprehensive earnings
Exchange gain on translation to US Dollars	272,821	538,351

Comprehensive earnings (loss) for the period	$6,343,341	$(2,821,910)

Weighted average number of common shares outstanding	87,861,072	66,927,998
Earnings (loss) per common share - basic	$0.07	$(0.04)

(1) - IFRS 18 - Revenue, states revenue s hould be recorded at its fair value, which for gold and silver is the market spot price on the date revenue is recognized.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

RESULTS OF OPERATIONS (continued)

Comparison of the three months ended March 31, 2012 and March 31, 2011

NOTE: Prior to commencement of commercial production, April 1, 2011, proceeds from the sale of silver and gold and related operating expenses were capitalized to the Santa Elena Mine Assets.

During the quarter ended March 31, 2012, reported revenue amounted to $19,599,570 (2011 - $Nil) which included $17,776,691 (2011 -$3,810,044, capitalized) in silver and gold revenues on a cash basis and non-cash revenues of $1,088,230 (2011 – $865,038, capitalized) for adjustments to gold spot market prices related to hedge facility deliveries and $734,649 (2011 - $180,955, capitalized) for amortization of deferred revenues related to payments under the Sandstorm Agreement. The non cash amount of $1,088,230 represents the difference between the market spot price at the date of delivery for gold (at an average realized price of $1,727.50 per ounce) and the hedge price of $926.50 per ounce settled as required by IFRS accounting policies.

Silver sales were 139,771 ounces (2011 – 57,569) at an average realized price of $32.62 (2011 - $33.32) . All silver production is unencumbered and sold at spot prices.

Gold sales were 9,788 ounces (2011 – 2,333). Gold delivered into the Hedging Facility was 1,359 ounces (2011 – 1,866) at an average realized price of $925.93 (2011 – $926.15) . Gold delivered to Sandstorm was 1,958 ounces (2011 – 467) at an average realized gold price of $725.29 (2011 - $737.84) for which the Company recorded revenues of $1,419,794 (2011 - $344,253, capitalized) consisting of $685,145 (2011 - $163,298) in cash received and $734,649 (2011 - $180,955) from amortization of deferred revenue. The Company sold 6,471 gold ounces (2011 – Nil) at market spot realized price of $1,720.45 (2011 - $Nil) per ounce.

Cost of sales amounted to $4,491,131 (2011 - $2,940,598 capitalized). Cash cost per silver equivalent ounce sold amounted to $7.00 (Refer to NON-IFRS Performance Measures section).

General and administrative expenses increased to $1,172,197 (2011 - $619,424) primarily due to an increase in remuneration and corporate expenditures in Vancouver and Mexico. Remuneration increased to $361,866 (2011 - $187,650) with the addition of new personnel and increased compensation for management and other employees. Vancouver corporate overhead costs increased to $478,941 (2011 - $252,044) due to increased attendance at tradeshows, related traveling expenses and greater levels of investor relations activities. Mexico corporate overhead costs recorded in the statement of operations amounted to $134,828 (2011 - $Nil).

Share-based compensation increased to $331,139 (2011 - $206,980) which related to the vesting of incentive stock options. There were no incentive stock options granted during the period (2011 – 175,000).

Foreign exchange gain (loss) amounted to $241,321 (2011 – ($149,058)) due to the weakening of the US dollar against the Company’s Mexican Peso and CAD Dollar holdings.

Loss on derivative instruments amounted to $2,642,756 (2011 – $2,398,952) using the gold forward price of $1,671 (2011 - $1,456). Under IFRS the Company’s derivative instruments are fair valued at the financial position date, with the resulting gain or losses included in the operating results for the period. The derivative loss relates to the incremental fair value of the MBL Hedging Facility, which represents the difference between the market spot price of gold at the quarter end and strike price of $926.50 per ounce.

The income tax expense of $3,725,000 (2011 – $Nil) is the estimated first quarter tax payable from Santa Elena operations.

Exchange gain on translation to US Dollars amounted to $272,821 (2011 – $538,351) resulting from the translation of the Company’s Canadian holdings. As at March 31, 2012, the Company held Canadian holdings of $17.4million in cash, cash equivalents and short term investments.

Comprehensive earnings were $6,343,341 or $0.07 per common share compared to a comprehensive loss of $2,821,910 or ($0.04) per common share in 2011.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

	Q1	Q4	Q3	Q2	(2)	Q1	Q4	Q3	Q2
	March 31,	December 31,	September 30,	June 30,		March 31,	December 31,	September 30,	June 30,
	2012	2011	2011	2011		2011	2010	2010	2010
Revenues (1)	19,599,570	18,258,349	15,055,514	8,556,261		-	-	-	-
Mine Operating earnings	13,624,598	12,965,279	10,286,196	5,705,087		-	-	-	-
Comprehensive earnings
(loss) for the period (3)	6,343,341	10,383,655	81,856	790,429		(2,821,910)	(5,943,378)	(4,002,533)	(8,892,761)
EPS
Basic	0.07	0.12	0.00	0.01		(0.04)	(0.10)	(0.07)	(0.15)
Diluted	0.07	0.11	0.00	0.01		(0.04)	(0.10)	(0.07)	(0.15)
Total assets (4)	90,466,528	76,678,537	77,608,824	78,373,453		47,556,523	49,940,599	41,978,074	38,332,086
Total debt (5)	-	-	6,339,812	9,544,789		11,200,000	11,454,742	8,659,718	5,564,695
Total derivative instruments
(6)	25,418,733	23,864,207	33,321,322	31,501,036		30,002,757	28,468,843	22,652,039	19,226,765
Other liabilities (7)	21,767,145	18,609,252	15,531,852	16,338,998		16,571,827	16,244,956	15,375,454	14,519,283

(1)

In accordance with IFRS - Revenue is recorded at fair value, which for gold and silver is the market spot price on the date revenue is recognized. Refer to section above for explanation of Q1, 2012 revenue details.

(2)	The second quarter of 2011 was the first period whereby revenues and expenses were presented in the statement of operations.

(3)	Comprehensive earnings deceased in Q1 2012, compared with Q4 2011, due to recording the 2012 income tax estimation.

(4)	Total assets grew significantly during Q2 2011, with the completion of a prospectus offering for total gross proceeds of $30,924,000.

(5)	The Project Loan was retired during fiscal 2011, with repayments of $12.5 million from operating cash flows.

(6)

The derivative instruments which were a requirement of the Project Loan are required under IFRS to be recorded at fair value (marked-to-market) at the financial position date, and the resulting gains or losses are to be included in the statement of operations.

(7)

Other liabilities grew during Q4 2011 primarily from income tax expense and change in asset retirement obligations. In Q1 2012 the increase arose from recording approximately $3.7 million for 2012 income tax estimation.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

SANTA ELENA MINE

Operating Statistics	Commercial	Commissioning	% Change
	Production	Phase
	Q1 2012	Q1 2011
Tonnes ore	263,424	155,559	69%
Tonnes waste	1,439,330	501,819	187%
Tonnes mined	1,702,754	657,378	159%
Waste / ore ratio	5.46	3.23	69%

Tonnes crushed and loaded on pad	264,977	207,951	27%
Average ore tonnes crushed per day	2,912	2,311	26%
Average silver ore grade (gpt) loaded on pad	41.67	34.07	22%
Average gold ore grade (gpt) loaded on pad	1.57	1.14	38%

Silver ounces delivered to pad	354,850	239,369	48%
Gold ounces delivered to pad	13,342	8,006	67%

Silver ounces produced	134,528	64,712	108%
Silver ounces sold	139,771	57,569	143%

Gold ounces produced	9,405	3,152	198%
Gold ounces sold	9,788	2,333	320%
Ounces delivered to Sandstorm	1,958	467	319%
Ounces delivered to MBL Hedge	1,359	1,866	-27%
Ounces delivered to spot market	6,471	-	100%

Silver equivalent ounces produced (1)	616,668	184,483	234%
Silver equivalent ounces sold (1)	641,546	146,219	339%
Ag: Au ratio (1)	51.2:1	38:1	35%

(1) This is a Non-IFRS performance measure. Silver equivalent ounces consist of the number of ounces of silver production plus the number of ounces of gold production multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.

Operations at the Santa Elena mine enjoyed a robust start to 2012 with silver and gold production in line with our 2012 guidance. This is the second quarter that we have run at full, planned production rates, while the comparative Q1 2011, was still in the commissioning phase.

The crusher throughput averaged 2,912 tonnes per day for Q1 2012, compared to the plan of 2,500 tonnes per day, and the open pit tonnes and grades tracked closely with our model grades. As a result of this stellar quarter and current projected production schedule, the Company is on target to achieve its 2012 production guidance of 435,000 ounces of silver and 33,000 ounces of gold.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

SANTA ELENA AND CRUZ DE MAYO, EXPANSION PLAN

On April 12, 2011, SilverCrest announced the positive results of its “NI 43-101 Technical Report, Reserve Update for the Santa Elena Open Pit and Preliminary Assessment (PA) for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico” dated April 1, 2011. The Expansion Plan (the “Plan”) contemplates the installation of a conventional CCD processing facility at Santa Elena, with throughput capacity of 2,500 to 3,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV). For the purposes of the study, the nearby Cruz de Mayo silver deposit (Phase III) will be treated on site as a heap leach operation with potential to ship high grade ore to the Santa Elena proposed processing facility.

Summary of Santa Elena Expansion Plan and PA

  Metal prices for the base case were $18 per ounce of silver and $1,000 per ounce of gold. The Au to Ag ratio for conversion is 55:1 based on recovered ounces and the base case metal prices.
  The Plan considers a conceptual 10 year mine life at an average annual production rate of 1.6 million ounces of silver and 39,000 ounces of gold (approximately 3.8 million ounces of silver equivalent or 68,000 ounces of gold equivalent). This would be a 52% increase of produced metal from current operations.
  A 2,500 tonnes per day processing facility is proposed, with potential to increase to 3,500 tonnes per day. At the increased rate, the current annual metal production could potentially double to over 5.0 million ounces silver equivalent (or over 90,000 ounces gold equivalent) per year.
  Initial capital cost estimates are $84 million, including $47 million for a new processing facility Estimated cash operating costs of $9.70 per ounce of silver equivalent result in an average annual pre-tax operating cash flow of $28.5 million per year (after deducting sustaining capital averaging almost $3 million per year).
  At a 5% discount rate, the project has a base case Net Present Value (“NPV”) of $131 million, and a $491 million NPV at metal prices at the date of the report ($38 per ounce of silver and $1,450 per ounce of gold).
EXPANSION PROJECT ECONOMICS AND METAL PRICE SENSITIVITES
CASE	GOLD PRICE US$	SILVER PRICE US$	PRE-TAX NET CASH FLOW US$	PRE-TAX NPV @ 5% DISCOUNT US$
Low	800.00	14.00	47.50	34.10
Base	1000.00	18.00	169.50	131.20
Current Prices (1)	1450.00	38.00	620.60	491.40
High	1600.00	50.00	856.50	680.10

                                                                        (1) At time of study

2012 Expansion Plan Update

In Q1 2012, the Company completed approximately 200 metres of underground decline development with associated ventilation and muck bays. Underground work is currently behind schedule with ramp up and acceleration underway to achieve 2012 goals. Ore feed from underground is not currently required until mid-2014.

A 58 core and RVC drilling program at the 100%-owned Cruz de Mayo Project, located near its Santa Elena Mine, commenced in August 2011 to reclassify and potentially expand current NI43-101 resources. The field program was completed during February 2012, with data being compiled and interpreted for PFS (Preliminary Feasibility Study) level work.

Pre-Feasibility work continued in the quarter on Cruz de Mayo, Santa Elena Underground and Santa Elena Mill facility with completion of these studies in the second half of 2012.

Refer to section “MILESTONES TARGETED FOR 2012” for further discussion on Santa Elena 2012 expansion plans.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

EXPLORATION PROPERTIES

LA JOYA PROJECT – MEXICO

The “La Joya Project” is located approximately 75 kilometres southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine and First Majestic Silver’s La Parrilla Silver Mine. The La Joya Property is comprised of 14 mineral concessions with a total area of approximately 8,379.6 hectares. The Company has entered into purchase and sale agreements for the right to acquire a 100% interest in 10 contiguous mineral concessions (7 of which are known as the La Joya West concessions; and 3 of which are known as the La Joya East concessions) encompassing a total of approximately 1,633.5 hectares. The remaining 4 contiguous mineral concessions comprising the La Joya Property encompass a total of approximately 6,746.1 hectares, and were staked directly by the Company.

Preliminary exploration by the Company at La Joya consisted of surface sampling and geological mapping, which showed several near vertical veins and structures with widths up to 50 metres, cross-cutting numerous, shallow-dipping mineralized manto (skarn) deposits up to 30 metres thick. The mantos appear to be mineralized near the apex of a series of anticlines. The main alteration and mineralized area initially appears to be approximately 2 kilometres in strike length, 100 to 200 metres wide, and is associated with a nearby exposed intrusive. Geochemistry of the system includes Silver (Ag) – Copper (Cu) – Gold (Au) - Molybdenum (Mo) - Tungsten (W), with sulfide mineralization consisting of tetrahedrite (Ag), bornite (Cu), and chalcopyrite (Cu). Native silver may also be present.

In October, 2011, the Company completed the Phase I, 27 core hole drilling program (5,753.7 metres) which identified a new “Contact Zone” style of mineralization, at a total cost of approximately $1.6 million. Twenty seven holes have identified four styles of silver, copper and gold mineralization over thicknesses ranging up to 50 metres. The Contact Zone mineralization is similar to that of the nearby world class San Martin and Sabinas mines.

In November, 2011, SilverCrest announced the identification of a large, near-surface bulk tonnage target along the Main Mineralized Trend (“MMT”) from data compilation of the Phase I drilling program and a newly received historic database. The compilation by SilverCrest involved data and/or drill core reviews of 51 historic holes (14,786 metres) and 27 Company drill holes (5,753.7 metres) totaling 20,539.7 metres of drilling in 78 holes on the property. Verification or validation work completed by an Independent Qualified Person (“IQP”) included reviews of 22 historic holes, Company drill information, geologic mapping, sampling, geochemistry, and historic airborne and ground geophysics.

The MMT is defined, by using results from the Company’s Phase I program and validated historic drill hole information, as a semi-continuous Ag-Cu-Au-Pb-Zn mineralized corridor with current “drill-defined” dimensions of approximately 1,000 metres by 500 metres. The MMT includes a combination of wide vertical stockwork zones and multiple-stacked, polymetallic, stratabound horizons up to 230 metres in vertical thickness with grades ranging from 15.9 gpt to 201.4 gpt Ag equivalent. Ag equivalent is based on 100% metallurgical recovery, the inclusion of Ag, Cu, Au only, with 50 ounces of silver equal to one ounce of gold and 1% copper equal to 86 grams of silver.

In January, 2012, SilverCrest announced an initial Inferred Resource in a portion of the MMT of 57.9 million tonnes grading 28 gpt Ag, 0.18 gpt Au and 0.21% Cu and containing 101.9 million ounces Ag Equivalent (see table below) and provided an updated summary of its corporate mineral resources. The Company now has reported NI 43-101 compliant resources at the Santa Elena Mine, Cruz de Mayo property and La Joya property in Mexico. The addition of the initial La Joya Inferred Resources of 101.9 million ounces silver equivalent resulted in corporate Inferred Resources increasing by 425% from 24.0 million to 126.0 million silver equivalent ounces.

In February, 2012, SilverCrest filed the NI43-101 Technical Report and initial resource estimation for its La Joya Property (see table below). The initial resource estimates are considered by SilverCrest to represent only a portion of the overall potential within the Phase I area. The MMT, which includes the Phase I and Phase II drilling areas, has an overall length of 2.5 kilometres and an average minimum width of 500 metres.

La Joya Silver, Gold, Copper Resource Summary (Phase I Area)

Category**	AgEQ Cutoff Grade(GPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEQ Ounces*
Inferred***	15	57,940,000	28	0.18	0.21	51,348,000	333,400	270,296,000	101,918,000
Inferred	30	35,546,000	39	0.22	0.30	44,277,000	245,900	237,539,000	86,365,000
Inferred	50	19,622,000	55	0.24	0.45	34,636,000	153,800	194,187,000	66,679,000

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

LA JOYA PROJECT – MEXICO

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt Ag Eq using the metal price ratios described above.

The QPs for the La Joya resource estimation are James Barr., P.Geo. and Lara Reggin, P.Geo. both from the consulting firm of EBA Engineering Consultants Ltd., a Tetra Tech Company and Ting Lu, P.Eng. from Wardrop Engineering, a Tetra Tech Company. The Technical Report was prepared by the Qualified Persons and adheres to the disclosure requirements of NI 43-101. There have been no previous qualified resources reported for La Joya.

SilverCrest is currently validating the results of 56 historic core holes drilled on its La Joya Property between 1979 and 2003 by previous operators. The historic holes included 37 holes on the MMT, 6 holes on the adjacent Coloradito target and 4 and 1 on each of the Santo Nino and Esperanza targets, respectively, and 8 holes outside of target areas.

In February, assay validation and complete sampling of core from 4 historic holes on the Coloradito target had been completed. From surface mapping, sampling and limited historic drilling with Company validation, an area with near surface potentially large bulk tonnage Mo-WAg-Au mineralization has been definedthat is approximately 500 metres long by 200 metres wide, and 100 to 200 metres in depth.

Coloradito could possibly be the next discovery at La Joya, and serves to re-emphasize the growing potential of the La Joya property. The Coloradito weighted average grades of 0.051% Mo and 0.044% WO3 plus 15.9 gpt Ag and 0.11 gpt Au are similar to current economic or potentially economic near surface bulk tonnage deposits such as Thompson Creek Mine, ID (0.046 to 0.081 % Mo), Endako, BC (0.030 to 0.046 % Mo), Sisson, NB (0.031% Mo, 0.094% WO3) and El Creston, Mexico (0.071% Mo, 0.06% Cu). All references are from public company websites.

For further information, please refer to News Releases dated January 5, January 23, February 16, and February 21, 2012, on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

In November, 2011, SilverCrest began the Phase II drilling program. The Phase II program is budgeted at $3 million, and will include approximately 60 core holes (10,000 metres) and 20 RVC holes (5,000 metres) for a planned total of an estimated 15,000 metres. This phase of drilling is expected to be completed by mid-2012 with subsequent compilation and further resource reporting in the second half of 2012. One of the objectives of the program is to fully test the extent of the MMT which is now estimated to be 2.5 kilometres long and approximately 300 - 500 metres wide. Also, three separate target areas, El Coloradito, Esperanza and Santo Nino will be drilled to test additional mineralization previously identified by historic work.

In March, 2012, SilverCrest announced the results of the first six holes from the Phase II drill program. The first 6 holes in Phase II have partially tested the northwestern extension of the MMT and drilling to date has extended the MMT an additional 500 meters to the northwest from the current resource area.

Subsequent to March 31, 2012, SilverCrest announced the results of a further 16 holes. These further 16 holes have partially tested the eastern and western margins of the northern end of the Trend and have provided in-fill information within the resource area. Silver values range from 2.6 gpt to 255.7 gpt, and on an Ag equivalent basis values range from 24.0 gpt to 445.6 gpt Ag Equivalent. Mineralized intervals range from 3.5 metres to 127.4 metres. These results show the MMT expanding an additional 200 metres to the northeast and 100 metres to southwest, with the average width increasing from 500 to approximately 700 metres along a strike length of 2,500 metres.

Phase II drilling to date has successfully expanded mineralization in all lateral directions with the possible expansion of the resource along the MMT. SilverCrest has begun to drill the area to the southeast of the declared resource which, based on previous historic drilling and our surface sampling results, is expected to host the most attractive mineralized portion of the MMT.

For further information, please refer to News Releases dated March 20 and May 7, 2012 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

SILVER ANGEL PROJECT – Mexico

The Company holds a 100% interest in mineral properties located in the northern Sierra Madre range in México, acquired by concession applications. The Company has reduced the carrying value for the project to $NIL, although further review and work may be completed in the future.

EL ZAPOTE PROJECT – El Salvador

The El Zapote Project in El Salvador, which contains approximately 15 million ounces of silver, is on hold until the Salvadoran government is in a position to issue environmental, exploration and exploitation permits. The Company has reduced the carrying value for the project to $NIL.

CASHFLOWS

Three months ended March 31,	2012	2011
Net income (loss)	$6,070,520	$(3,360,261)
Items not affecting cash	6,160,643	3,307,601
Cash flows from operations before changes in working capital items	12,231,163	(52,660)
Working capital items	(1,666,441)	(59,463)
Operating Activities	10,564,722	(112,123)
Financing Activities	2,401,092	(1,629,159)
Investing Activities	(2,798,519)	(444,621)
Impact of exchange rate changes	139,118	(138,522)

Net Increase/(decrease) in cash and cash equivalents	10,306,413	(2,324,425)
Cash beginning of period	11,190,274	9,034,623
Cash end of period	$21,496,687	$6,710,198

Operating Activities – three months to March 31, 2012

The cash inflow from operating activities for the three months ended March 31, 2012, was $10,564,722 compared to a cash outflow of $112,123 for the same quarter in 2011. (Refer to results of operations section for further discussion).

Financing Activities – three months to March 31, 2012

SilverCrest received $2,330,647 (2011 - $Nil) from the exercise of 2,552,200 warrants (2011 – Nil) and $70,445 (2011 – $50,163) from the exercise of 50,000 (2011 – 81,250) incentive stock options.

The Company retired the Project Loan Facility in fiscal 2011. During the quarter ended March 31, 2011, SilverCrest made a repayment of $1,300,000 together with interest of $379,322.

Investing Activities – three months to March 31, 2012

The Company spent $1,195,140 (2011 - $3,878,272) on property, plant and equipment at the Santa Elena Mine. The costs incurred in 2012 relate primarily to the Santa Elena Expansion. Prior to commencement of commercial production, April 1, 2011, proceeds from the sales of silver and gold and related mine operating costs were capitalized. During the quarter ended March 31, 2011, SilverCrest capitalized approximately $3 million of mine operating costs and approximately $3.8 million from sales of silver and gold.

The Company spent $1,653,932 (2011 - $400,004) on exploration and evaluation at the La Joya and Cruz de Mayo Projects. SilverCrest received $50,553 (2011 – $23,657) from its various cash equivalent and short term investments held.

Impact of exchange rate changes – three months to March 31, 2012

The Company’s cash and cash equivalents were positively impacted by a foreign exchange gain of $139,118 (2011 – ($138,522)) due to a weakening US dollar since December 31, 2011. The Company held CAD$2.4 million in cash and cash equivalents at March 31, 2012. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

LIQUIDITY AND CAPITAL RESOURCES

		March 31, 2012	December 31, 2011
Assets
Cash, cash equivalents and designated cash	(i)	$21,496,687	$11,190,274
Short term investments	(i)	15,013,500	14,749,500
Other current assets	(i)	10,827,446	10,094,746
Non-current assets		43,128,895	40,644,017
Total Assets		90,466,528	76,678,537
Liabilities
Current liabilities	(ii)	19,178,731	11,942,291
Non-current liabilities		28,007,147	30,531,168
Total Liabilities		$47,185,878	$42,473,459
Working Capital	(i-ii)	$28,158,902	$24,092,229

ASSETS

Cash, cash equivalents, designated cash and short term investments greater than three months to maturity amounted to $36,510,187 (2011 - $25,939,774). The Company’s short term investments mature in June. The Company will continue to monitor cash resources against expenditures forecasts associated with implementation of the Company’s growth strategies and development plans to assess financing requirements.

Other current assets increased primarily from the inventory movement at the Santa Elena Mine. At March 31, 2012, inventory was valued at $10,007,954 (2011 - $9,293,761).

Property, plant and equipment decreased to $32,143,875 (2011 - $32,848,898). Depreciation and depletion charge was $1,581,343 million which was partially offset with sustaining capital and expansion plan expenditures of $876,320.

Exploration and evaluation assets increased to $6,118,782 (2011 - $4,352,304) from costs incurred at La Joya Property ($1,210,857) and Cruz De Mayo ($555,621).

Taxes receivable are comprised of value added taxes in Mexico that the Company has paid. Taxes receivable amounted to $4,866,238 (2011 - $3,442,815) due to governmental delays in processing the Company’s tax submissions. The Company intends to offset this receivable against income tax payable later in the year.

LIABILITIES

Accounts payables and accrued liabilities amounted to $2,834,697 (2011 - $2,669,887). Taxes payable increased to $4,710,000 (2011 -$985,000). Included in taxes payable is $985,000 (paid in April 2012) owed for 2011 income tax and $3,725,000 (prepaid $1.76 million in April 2012) relating to our 2012 income tax assessment.

Derivative instruments increased to $25,418,733 (2011 - $23,864,207). During the first quarter, SilverCrest delivered 1,359 gold ounces into the MBL Hedging Facility, which reduced the liability by $1,088,230. This reduction was netted off by changes in the fair value (marked-to-market) of open derivative contracts of $2,642,756.

As at March 31, 2012, the Hedging Facility delivery schedule is as follows:

Metal	Maturity	Hedging Facility	Settled	Deliverable
		(Ounces)	(Ounces)	(Ounces)

Gold	2010	746	746	-
	2011	17,628	17,628	-
	2012	9,650	2,500	7,150
	2013	17,700	-	17,700
	2014	9,276	-	9,276
		55,000	20,874	34,126

Deferred revenue decreased to $10,829,974 (2011 - $11,564,623) from the delivery of 1,958 gold ounces to Sandstorm Gold Ltd. Asset retirement obligations increased to $3,028,474 (2011 - $3,025,742), from an accretion charge.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

Liquidity Outlook for the remainder of 2012

The Company’s cash, cash equivalents and short term investments balance, and the cash expected to be generated from the operation of the Santa Elena Mine, are anticipated to be sufficient to meet the planned development and operating activities of the Company for the next twelve months.

The significant expected expenditures for the remainder of 2012 include the following;

  Santa Elena Mine and Expansion Project – underground decline, mill design, 2 PFS studies (Cruz de Mayo Project and Santa Elena underground operation with mill) on the Expansion Project, potential down payments for mill and tanks, contractor deposits for underground work, and operational capital costs, all of which could total $20 million.

  La Joya Project - $6 million of exploration expenditures estimated for 2012.

The Company expects to produce 435,000 ounces of silver and 33,000 ounces of gold at Santa Elena Mine at an estimated average cash cost of $8.20 per silver ounce equivalent during fiscal 2012.

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value

b)	Unlimited number of preferred shares without par value (none outstanding)

As at March 31, 2012, the Company had 89,736,379 common shares outstanding. In addition, the Company had 6,215,000 outstanding share purchase options and 3,010,300 outstanding share purchase warrants which, if exercised, would result in total diluted shares outstanding of 98,961,679.

As at the date hereof, there had been no change in the total diluted shares outstanding of 98,961,679.

SUBSEQUENT EVENTS

The Company has signed contracts to design and acquire components of plant and equipment for the Santa Elena Project for approximately $2,000,000. The Company has selected GR Engineering Services Limited, Brisbane, Australia to perform the detailed engineering design for the milling circuit.

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2012, the Company had no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Refer to Note 16 of the condensed consolidated interim financial statements for the period ended March 31, 2012.

PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature, and generally the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, the Company has a number of possible transactions that it is examining. Management is uncertain whether any of these proposals will ultimately be completed.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, cash equivalents, short term investments, amounts receivable, taxes receivable, accounts payable and accrued liabilities, long term debt, and derivative instruments. They are initially recorded at amounts that approximate their fair values.

The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions, and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b. Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet it contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. Receivables are due primarily from government agencies in Canada and Mexico.

c. Foreign Currency Risk

The Company operates in Canada, United States and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

d. Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and short term investments. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates as they are held with large and stable financial institutions. At March 31, 2012, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the year. e. Price Risk The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate the commodity price risk, the Company, as a requirement under the Project Loan, entered into a gold price protection program.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

CRITICAL ACCOUNTING ESTIMATES

The preparation of SilverCrest’s consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Inventory – silver and gold in process

The Company records the cost of mined ore and material in the process of being converted to a saleable product as silver and gold in process inventory. Leach pad inventory is comprised of crushed ore from the mine that has been placed on a heap leach pad for processing. The quantity of silver and gold added to the leach pad is estimated based on tonnes placed on the pad and on assays of sample material and expected recoveries. The Company monitors the recovery from the leach pad and from production and may refine its estimate of silver and gold content in inventory from time to time.

Proven and probable reserves

Estimates of the quantities of proven and probable reserves and the portion of resources considered to be probable of economic extraction are used in: the calculation of depletion expense; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the asset retirement obligations. SilverCrest estimates ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

Mineral Properties

The cost of acquiring, exploring and developing mineral properties, and the cost to increase future output by providing access to additional reserves or resources, are deferred. After a mine commences production, these costs are depleted using the unit of production method.

The Company considers both internal and external sources of information in assessing whether there are any indicators that the Company’s mineral properties are impaired. External sources of information considered include changes in market conditions, the economic and legal environment in which the Company operates that are not within its control, and the impact these changes may have on the recoverable amount. Internal sources of information include the manner in which the mineral properties are being used or are expected to be used, and indications of the economic performance of the assets.

In estimating the recoverable amount of the Company’s mineral properties, management estimates the discounted future after-tax cash flows expected to be derived from the Company’s mineral properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, and reductions in the amount of recoverable reserves and resources could each result in a write-down of the carrying amount of the Company’s mineral properties.

Asset Retirement Obligations

Asset Retirement Obligations are estimated costs for the reclamation of the Company’s mine and mineral properties. These estimates include assumptions as to the time the reclamation work is to be performed, inflation rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in environmental remediation, change in timing of activities, change in inflation rates or cost of services, and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available, and will assess the impact of new regulations and laws as they are enacted.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

CRITICAL ACCOUNTING ESTIMATES

Derivative instruments

The Company’s derivative instruments are measured at fair value using valuation techniques, and, as a result, any changes in assumptions used to estimate the fair value could result in a change in fair value of the derivative instruments. The Company’s derivative instruments include the Hedging Facility with MBL.

Share based payments

The Company uses assumptions to determine the fair value of share based payments.

Income Taxes

The determination of current and deferred tax expense for future periods involves judgment as to the expected timing of reversals of deferred tax assets and liabilities, future earnings, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Foreign currency translation and functional currency

The Company considers the functional currency of its Canadian operations to be the Canadian dollar, and the functional currency of its Mexican mining operations to be the US dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. The presentation currency of the Company is the US dollar.

NEW STANDARDS NOT YET ADOPTED

The International Accounting Standards Board (“IASB”) issued the following pronouncements that are effective for years beginning January 1, 2013, or later and may affect the Company’s future financial statements.

  IFRS 9, Financial Instruments
  IFRS 10, Consolidated Financial Statements
  IFRS 11, Joint Arrangements
  IFRS 12, Disclosure of Interests in Other Entities
  IFRS 13, Fair Value Measurement
  IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

These new and revised accounting standards have not yet been adopted by SilverCrest, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

Non-IFRS Performance Measures

The Company uses performance indicators that are not defined according to IFRS, such as “Cash cost per silver equivalent ounce sold”. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cost of sales per the financial statements to cash cost per silver equivalent ounce sold:

Three months ended March 31,	2012
Cost of sales	$4,491,131
Silver ounces sold	139,771
Gold ounces sold	9,788
Ag:Au ratio (1)	51.2:1
Silver equivalent ounces sold (1)	641,546
Cash cost per silver equivalent ounce sold	$7.00

(1) Silver equivalent ounces consist of the number of ounces of silver production plus the number of ounces of gold production multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

CAUTIONARY STATEMENT AND DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated April 25, 2012. There have been no major changes from the reported risks factors outlined in this AIF. Important risk factors to consider, among others, are

  Precious and base metal price fluctuations
  Operating hazards and risks
  Calculation of reserves and resources and precious metal recoveries
  Uncertainty of funding
  Substantial volatility of share price

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the unaudited condensed consolidated interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying condensed consolidated interim financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012	TSX.V:SVL OTCQX: STVZF

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operations of internal controls over financial reporting. There have been no changes in the Company’s disclosure controls and procedures during the three month period ended March 31, 2012.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).